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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-69415

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CFWP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

This report ** contains (check all applicable boxes):

- ☑ Facing Page.
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Member's Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CFWP Securities, LLC (the "Company"), as of December 31, 2015, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

ADAM M. BRAJER
Notary Public, State of New York
No. 02BR6268258
Qualified in New York County
Commission Expires September 04, 2016

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Members of CFWP Securities, LLC:

We have audited the accompanying statement of financial condition of CFWP Securities, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CFWP Securities, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

CFWP Securities, LLC

Statement of Financial Condition

December 31, 2015

(In Thousands)

Assets		
Cash and cash equivalents	$	88
Receivables from related parties		3
Total assets	$	91
Liabilities and Member's Equity		
Accounts payable and accrued liabilities		5
Payables to related parties		11
Total liabilities		16
Member's equity:		
Total member's equity		75
Total liabilities and member's equity	$	91

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business

CFWP Securities, LLC (the "Company) is a registered broker-dealer with the Securities Exchange Commission ("SEC"). The Company introduces registered representatives to a third party broker-dealer. The Company is a limited liability company and was organized in the State of Delaware. The Company is 100% owned by Cantor Fitzgerald Wealth Partners Holdings, LLC, a limited liability company which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

The Company derives its revenues primarily through commissions from agency brokerage transactions; whereby the Company connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assist in the negotiation of the price and other material terms of the transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes

Income taxes are accounted for under FASB guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

1. General and Summary of Significant Accounting Policies (continued)

that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company and Cantor Fitzgerald Wealth Partners Holdings, LLC are treated as disregarded entities for U.S. tax purposes, as they are ultimately wholly owned by Cantor. Cantor is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, Cantor arranges for the payment of New York City UBT on behalf of its wholly owned entities.

The Company reimburses payment or receives a credit for future earnings from Cantor based upon its proportionate share of Cantor's New York City UBT liability.

2. Income Taxes

As of December 31, 2015, the Company did not have any deferred tax assets before valuation allowance. The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there are no material tax liabilities as of December 31, 2015.

The Company will be included in Cantor's U.S. federal, state and local tax returns for the 2015 tax year, but is not presently under, or subject to, examination for United States federal, state, and local income tax purposes.

3. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions may be brought or may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2015, no such claims or actions have been brought against the Company.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable.

3. Commitments and Contingencies (continued)

Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Company generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of the global financial markets.

4. Related Party Transactions

Cantor Fitzgerald L.P. ("CFLP") provides the Company with administrative services. CFLP charges the Company based on the cost of providing these services. Such administrative services include utilization of accounting, treasury, operations, human resources, and legal services.

Receivables from related parties relates to compensation expense paid by the Company on behalf of affiliates.

The Payables to related parties represent amounts due to related parties for support services provided.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital ("Rule 15c3-1"). The Company has elected to compute its net capital using the aggregate indebtedness method which requires that minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2015, the Company had net capital of $72, which exceeded its minimum capital requirement by $67.

6. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

CANTOR Fitzgerald® WEALTH PARTNERS

STATEMENT OF FINANCIAL CONDITION

CFWP Securities, LLC
Year Ended December 31, 2015
With Report of
Independent Registered Public Accounting Firm